Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

FDA accepts for priority review Dupixent® (dupilumab) for children aged 6 to 11 years with moderate-to-severe atopic dermatitis

*	If approved, Dupixent would be the first biologic medicine available in the U.S. for these children

PARIS and TARRYTOWN, NY – January 28, 2020 - The U.S. Food and Drug Administration (FDA) has accepted for Priority Review the supplemental Biologics License Application (sBLA) for Dupixent® (dupilumab) as an add-on maintenance treatment for children aged 6 to 11 years with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable. The target action date for the FDA decision is May 26, 2020.

Despite standard-of-care therapy, many young children with moderate-to-severe atopic dermatitis continue to experience uncontrolled, persistent symptoms. These children live with intense, persistent itching, skin lesions and skin dryness, cracking, redness or darkness, crusting and oozing. Beyond the physical symptoms, moderate-to-severe atopic dermatitis can have a significant impact on health-related quality of life for children, as well as placing a burden on their families.

The sBLA is supported by data that includes pivotal Phase 3 results on the efficacy and safety of Dupixent combined with topical corticosteroids (TCS) in children with severe atopic dermatitis. In the trial, children treated with Dupixent and TCS experienced significantly improved measures of overall disease severity, skin clearing, itching and health-related quality of life, compared to TCS alone. Adverse events that were more commonly observed with Dupixent included conjunctivitis, nasopharyngitis and injection site reactions, which is consistent with the previously documented safety profile of Dupixent in older populations. Detailed results from this trial will be presented at an upcoming medical congress.

In 2016, the FDA granted Breakthrough Therapy designation to review Dupixent for the treatment of severe atopic dermatitis in children 6 months to 11 years of age not well controlled on topical prescription medications.

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) proteins. Data from Dupixent clinical trials have shown that IL-4 and IL-13 are key drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma and chronic rhinosinusitis with nasal polyposis (CRSwNP).

About Dupixent

Dupixent is approved in the U.S. to treat patients aged 12 years and older with moderate-to-severe atopic dermatitis that is not well controlled with prescription therapies used on the skin (topical), or who cannot use topical therapies; for use with other asthma medicines for the maintenance treatment of moderate-to-severe eosinophilic or oral steroid dependent asthma in patients aged 12 years and older whose asthma is not controlled with their current asthma medicines; and for use with other medicines to treat CRSwNP in adults whose disease is not controlled.

Outside of the U.S., Dupixent is approved for specific patients with moderate-to-severe atopic dermatitis and certain patients with asthma in a number of other countries around the world, including the EU and Japan. Dupixent is also approved in the EU to treat certain adults with severe CRSwNP.

Dupilumab Development Program

To date, there have been 11 pivotal studies involving more than 9,000 patients across various chronic type 2 inflammatory diseases.

In addition to the currently approved indications, Sanofi and Regeneron are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other type 2 inflammation, including pediatric asthma (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3) and food and environmental allergies (Phase 2). Dupilumab is also being studied in combination with SAR440340 (REGN3500), which targets IL-33. These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, infectious diseases, pain and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses a unique genetically-humanized mouse to produce optimized fully-human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Regeneron Media Relations Contact Hannah Kwagh Tel.: +1 (914) 847-6314 Hannah.Kwagh@regeneron.com	Regeneron Investor Relations Contact Justin Holko Tel.: +1 (914) 847-7786 Justin.Holko@regeneron.com

Sanofi Forward-Looking Statements

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Dupixent® (dupilumab); the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, such as dupilumab for the treatment of pediatric atopic dermatitis, pediatric asthma, eosinophilic esophagitis, chronic obstructive pulmonary disease, food and environmental allergies, and other potential indications (as well as in combination with REGN3500); unforeseen safety issues resulting from the administration of products and product candidates (such as dupilumab) in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Dupixent), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, including without limitation dupilumab; the availability and extent of reimbursement of the Company’s products (such as Dupixent) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates (such as Dupixent) and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of any such products and product candidates; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to Dupixent and Praluent® (alirocumab)), other litigation and other proceedings and government investigations relating to the Company and/or its operations, the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2018 and its Form 10-Q for the quarterly period ended September 30, 2019. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

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